UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      November 9, 2006


Mr. Lyndon West
Chief Executive Officer
Index Oil and Gas, Inc.
10000 Memorial Drive, Suite 440
Houston, Texas 77024

      Re:	Index Oil and Gas, Inc.
      Registration Statement on Form SB-2
      	Filed October 11, 2006
      	File No. 333-137957

Dear Mr. West:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please monitor your requirement to update your financial statements, as indicated in Rule 3-10(g) of Regulation S-B.
2. We note your responses to the letters sent to you in regard to your Form 10-KSB for the fiscal year ended December 31, 2005 and Form
8-K/A filed June 13, 2006. Please ensure that you make all corresponding changes to the information in the SB-2, as appropriate.

Selling Stockholders, page 15
3. In footnotes to the selling shareholder ownership table, please identify the natural persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling shareholders. See Interpretation No. 4S of the Regulation S-K section of the Division of Corporation Finance`s March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations. For example, we note you have not identified a natural person for Delott Group Corp.; Purepower Corp.; Unigrup SA;
Wuxi Corporation A V V; Blenton Management; Marvel Economistas,
S.L.;
Gerlach & Co.; Sequoyah Index Ltd.; ICON Corporate Finance
Limited;
and Anta Inversiones y Asesoramiento S.A.
4. In regard to the selling shareholders in Group B, you indicate that Messers. West, Boetius, Murphy, Scrutton and Jenkins will own the same number of shares after the offering as before the offering.
Please advise.
5. In regard to SG Private Banking (Suisse) S.A., a shareholder in Group C, you have four asterisks after its name, but no corresponding footnote after the table.  Please advise.
6. In the second footnote after the table that is marked by a double
asterisk, you reference shares issuable upon conversion of the "secured convertible debentures." It does not appear that you have issued any convertible debentures.  Please advise.
7. We note in footnote 1-185 that you state that the selling shareholders in Group A have advised you that they are not broker-dealers or affiliates of broker-dealers. In regard to the selling shareholders in Groups B and C, if any of them are broker-dealers, please identify them as an underwriter unless you can state that they obtained the securities being registered for resale as
compensation
for investment banking services.  If any of them are affiliated with
a registered broker-dealer, please identify them as an underwriter unless you can state that they purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.
8. In the last paragraph of this section you state that the
issuances
to Group A and C shareholders were exempt from registration under
Section 4(2) and/or Regulation S of the Securities Act of 1933.
For
the sales made to these shareholders, please provide the basis for your determination that these private placements complied with
Section 4(2) and/or Regulation S.  Specifically, address the manner
in which each offering was conducted and the number of offerees.
We
note that you have 185 selling shareholders in Group A and that the
subscription agreement for this offering was used to make sales under
both Section 4(2) and Regulation S.  We also note that you have
136
selling shareholders in Group C.

Signature Page
9. Form SB-2 must be signed by your Chief Accounting Officer or someone acting in that capacity. Please ensure that your next amendment is properly executed.

Engineering Comments

General
10. Please provide us with a copy of the 2006 reserve report by Ancell Energy Consulting.

Supplemental Information

Oil and Gas Producing Activities, page F-47

Net Proved and Proved Developed Reserve Summary, page F-51
11. You indicate that in 2006 you purchased 11,565 barrels of oil and
144 million cubic feet of gas reserves. However, you do not include any costs for acquisition in 2006 in the table of Costs Incurred in
Oil and Natural Gas Property Acquisition, Exploration and
Development
Activities on page F-48.  Please clarify this for us.
12. Please revise your document to provide an explanation for the significant reserve changes in your reserve tables on page F-51 through F-54. See paragraph 11 of SFAS 69 for guidance.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Jim Murphy at 202-551-3703 if you any questions in regard to the engineering comments. Please contact Donna Levy at
(202) 551-3292 or me at (202) 551-3745 with any other questions.

      Sincerely,



      H. Roger Schwall
      Assistant Director


  cc:	Sasha Ablovatskiy, Esq. (by facsimile)
      J. Murphy
      D. Levy



Mr. Lyndon West
Index Oil and Gas
Page 5